Exhibit 12.01

PUBLIC SERVICE COMPANY OF COLORADO

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
Earnings as defined:
Pretax income	$323,159	$281,657	$290,861	$316,144	$393,366
Add: Fixed Charges	264,672	263,516	266,231	270,051	244,269
Earnings as defined	$587,831	$545,173	$557,092	$586,195	$637,635
Fixed charges:
Interest charges	$264,672	$263,516	$266,231	$262,679	$229,525
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	7,372	14,744
Total fixed charges	$264,672	$263,516	$266,231	$270,051	$244,269
Ratio of earnings to fixed charges	2.2	2.1	2.1	2.2	2.6